Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2014 Results

•	Q4 Revenue Up 17.4% to $113.6 million
•	Q4 Net Income Attributable to Controlling Interest Up 20.1%; Diluted EPS of $0.58
•	FY14 Revenue Up 25.5% to $447.4 million
•	FY14 Net Income Attributable to Controlling Interest Up 23.8%; Diluted EPS of $2.22
•	Company Issues FY15 Guidance, Expects Continued Growth

MP MENASHE, Israel--(BUSINESS WIRE)-- Caesarstone Sdot-Yam Ltd. (CSTE), a manufacturer of high quality engineered quartz surfaces sold under its premium brand, today reported financial results for its fourth quarter and fiscal year ended December 31, 2014.

Revenues in the fourth quarter of 2014 increased by 17.4% to $113.6 million compared to $96.8 million in the prior year. On a constant currency basis, fourth quarter revenue growth was 22.7% year-over-year. Growth was primarily driven by ongoing strong demand in the United States, the Company's largest market, which rose 43.1% compared to the same period in the prior year.

Yosef Shiran, Chief Executive Officer, commented, "We are pleased to report another strong quarter and full year record for both sales and earnings. We are excited by the continuing global opportunity to build our brand and grow our business, supported by the commencement of our new US-based manufacturing operations. We will seek to reinforce our leadership position, serve increasing global demand, and continue to create value for our customers, our partners and our shareholders."

Gross margin in the fourth quarter was 43.0%, unchanged compared to the prior year period. Significant favorable mix associated with our differentiated product and benefits of scale was offset by negative exchange rate fluctuations, strong growth from IKEA, which includes lower-margin fabrication and installation revenues, and, to a lesser extent, higher quartz prices.

Operating expenses in the fourth quarter were $25.9 million, or 22.8% of revenues. This compares to the prior year fourth quarter's level of $21.8 million, or 22.5% of revenues.  Operating leverage was offset by increased general and administrative expenses.  The Company noted that in addition to other items, it began to incur, in the fourth quarter, general and administrative expenses associated with building organizational infrastructure in anticipation of commencing manufacturing at its new facility in the United States.

Operating income in the fourth quarter was $23.0 million, an increase of 16.3% compared to $19.8 million in the fourth quarter of 2013.

Adjusted EBITDA, which excludes share-based compensation expense, the excess cost of acquired inventory and other non-recurring costs, increased by 16.1% to $28.1 million in the fourth quarter, a margin of 24.7%. This compares to adjusted EBITDA of $24.2 million, a margin of 25.0% in the fourth quarter of the prior year.

Finance income in the fourth quarter was $0.9 million compared to finance expense of $0.4 million during the same period in the prior year. The change was predominantly related to the impact of foreign exchange rate fluctuations.

The Company reported net income attributable to controlling interest for the fourth quarter of $20.4 million, compared to $17.0 million in the same quarter in the prior year. Diluted earnings per share for the fourth quarter were $0.58 on 35.44 million shares, compared to $0.48 on 35.39 million shares in the prior year. On an adjusted basis, diluted earnings per share in the fourth quarter were $0.59 compared to $0.49 in the prior year.

Construction of the Company’s U.S. manufacturing facility in Richmond Hill, Georgia remains on time, and the Company continues to expect its sixth and seventh lines to begin production in the second quarter and fourth quarter of 2015, respectively. The Company noted that start-up costs associated with the first and second lines in its U.S. facility are expected to be incurred principally in the first and third quarters whereas revenues from these lines are expected to be generated in subsequent quarters in each case.

Full-Year Results

Revenues for the full year of 2014 grew by 25.5% to a record level of $447.4 million as compared to $356.6 million in 2013. On a constant currency basis, growth was 28.4% year over year. Revenue grew in all regions except Israel, led by the United States, which grew by 50.4% and remains the Company's largest market.

Full-year gross margin was 42.4%, a decrease of 310 basis points compared to the prior-year. The Company noted that this year’s margin includes $0.8 million of non-recurring cost related to an adjustment of provision for taxable employee fringe benefits and the prior year included $3.5 million of credit related to a change in the value of inventory. Excluding these items, a gross margin decline of 190 basis points year-over-year was driven primarily by the effects of foreign exchange fluctuations, strong growth from IKEA which includes a significant portion of lower-margin fabrication and installation revenue and, to a lesser extent, higher quartz prices.

Operating expenses in 2014 were 21.1% of revenue compared to 24.2% in the prior year, reflecting the benefits of scale and increased volume.

The operating income margin in 2014 was 21.2%, in line with the prior year at 21.3%. Excluding the items mentioned above, operating margin increased 110 basis points, reflecting strong operating expense leverage.

Adjusted EBITDA in 2014 increased by 27.1% to $116.6 million, a margin of 26.1%, compared to $91.7 million, a margin of 25.7%, in fiscal 2013.

Adjusted net income attributable to controlling interest for the full year of 2014 increased by 29.0% to $82.5 million, compared to the fiscal 2013 level of $64.0 million. Adjusted diluted earnings per share were $2.33 in 2014, compared to $1.82 in the prior year.

The Company's balance sheet as of December 31, 2014 remained solid with cash and bank deposits of $54.3 million, after total capital expenditures of $86.4 million during 2014 and a $0.57 per ordinary share dividend paid during the fourth quarter.  This compares to $92.2 million as of December 31, 2013.

Guidance

The Company today issued guidance for the full-year of 2015. Taking into consideration, among other items, current exchange rates and the temporary inefficiencies associated with opening its new U.S. manufacturing facility, it expects its 2015 revenues to be in the range of $515 million to $525 million, and adjusted EBITDA to be in the range of $123 million to $129 million.

Conference Call Details

Yosef Shiran, the Company's Chief Executive Officer, and Yair Averbuch, the Company's Chief Financial Officer, will host a conference call today, February 11, 2015, at 8:30 a.m. ET to discuss the results of the fourth quarter and fiscal year ended December 31, 2014, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.caesarstone.com. To access the call, dial toll-free 1-888-417-8465 or +1-719-457-2727 (international). Israeli participants can dial in at 1-80-924-5906. The pass code is 6022869.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter pass code 6022869. The replay will be available beginning at 11:30 a.m. ET on February 11, 2015 and will last through 11:59 PM EST February 25, 2015.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone's inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone's four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. A reconciliation of GAAP net income attributable to controlling interest to adjusted net income attributable to controlling interest and net income to Adjusted EBITDA are provided in the schedules within this release. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of expanding its manufacturing facilities. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risk factors and uncertainties include, but are not limited to: the strength of the home renovation and construction sectors; economic conditions within any of our key existing markets; actions by our competitors; changes in raw material prices, including quartz, polymer resins and pigments; fluctuations in currency exchange rates; unpredictability of seasonal fluctuations in revenues; the outcome of silicosis claims and the claim by our former quartz processor; delays in manufacturing if our suppliers are unable to supply raw materials; and other factors discussed under the heading "Risk Factors" in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact
James Palczynski
Partner
ICR, Inc.
+1 (203) 682-8229

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2014	December 31, 2013
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents and short-term bank deposits	$54,327	$92,248
Trade receivables, net	56,217	52,304
Other accounts receivable and prepaid expenses	22,729	22,853
Inventories	80,212	57,867

Total current assets	213,485	225,272

LONG-TERM ASSETS:
Severance pay fund	3,744	3,973
Long-term deposits and prepayments	759	1,603

Total long-term assets	4,503	5,576

PROPERTY, PLANT AND EQUIPMENT, NET	172,993	93,634

OTHER ASSETS	10,059	13,372

GOODWILL	37,960	39,702

Total assets	$439,000	$377,556

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$-	$5,454
Short-term loans from related parties	2,746	1,194
Trade payables	59,430	50,624
Account payables to related parties	1,229	1,408
Accrued expenses and other liabilities	25,774	20,890

Total current liabilities	89,179	79,570

LONG-TERM LIABILITIES:

Long-term loan and financing leaseback from a related party	8,993	12,342
Accrued severance pay	4,217	4,472
Other long-term liabilities	1,145	1,704
Deferred tax liabilities, net	4,935	6,245
Share-based payment	805	-

Total long-term liabilities	20,095	24,763

REDEEMABLE NON-CONTROLLING INTEREST	8,715	7,624

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY:
Ordinary shares	369	364
Additional paid-in capital	139,964	138,757
Accumulated other comprehensive income	(534)	3,680
Retained earnings	181,212	122,798

Total equity	321,011	265,599

Total liabilities and equity	$439,000	$377,556

Caesarstone Sdot-Yam Ltd. and its subsidiaries Consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2014	2013	2014	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	$113,640	$96,813	$447,402	$356,554
Cost of revenues	64,724	55,230	257,751	194,436

Gross profit	48,916	41,583	189,651	162,118

Operating expenses:
Research and development	699	554	2,628	2,002
Marketing and selling	14,763	12,876	55,870	51,209
General and administrative	10,464	8,380	36,111	32,904

Total operating expenses	25,926	21,810	94,609	86,115

Operating income	22,990	19,773	95,042	76,003
Finance expenses (income), net	(908)	416	1,048	1,314

Income before taxes on income	23,898	19,357	93,994	74,689
Taxes on income	3,310	2,340	13,738	10,336

Net income	$20,588	$17,017	$80,256	$64,353

Net income attributable to non-controlling interest	(173)	(12)	(1,820)	(1,009)
Net income attributable to controlling interest	$20,415	$17,005	$78,436	$63,344
Basic net income per ordinary share	$0.58	$0.49	$2.25	$1.83
Diluted net income per ordinary share	$0.58	$0.48	$2.22	$1.80
Weighted average number of ordinary shares used in computing basic income per ordinary share	35,117,542	34,739,315	34,932,000	34,666,514
Weighted average number of ordinary shares used in computing diluted income per ordinary share	35,440,620	35,393,947	35,394,499	35,209,946

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Condensed Consolidated statements of cash flows on a Non GAAP Basis (Unaudited)

	Twelve months ended December 31,
U.S. dollars in thousands	2014	2013

Cash flows from operating activities:

Net income	$80,256	$64,353
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,176	14,994
Share-based compensation expense	2,642	2,514
Accrued severance pay, net	(26)	(64)
Changes in deferred tax, net	(2,580)	674
Capital gains	-	(22)
Compensation paid by former shareholder	-	810
Foreign currency translation gains	-	(132)
Increase in trade receivables	(3,913)	(8,238)
Increase (decrease) in other accounts receivable and prepaid expenses	1,392	(7,419)
Increase in inventories	(22,345)	(7,317)
Increase in trade payables	1,814	9,351
Increase (decrease) in warranty provision	(4)	401
Increase in accrued expenses and other liabilities including related parties	1,611	5,765

Net cash provided by operating activities	76,023	75,670

Cash flows from investing activities:

Settlement of contingent liability in connection with Prema Asia acquisition	(150)	-
Purchase of property, plant and equipment	(86,373)	(27,372)
Decrease (increase) in long term deposits	844	(405)

Net cash used in investing activities	(85,679)	(27,777)

Cash flows from financing activities:

Dividend paid	(20,025)	(20,149)
Repayment of long-term loans	-	(5,372)
Short-term bank credit and loans, net	(5,454)	206
Repayment of a financing leaseback related to Bar-Lev transaction	(1,192)	(1,149)

Net cash used in financing activities	(26,671)	(26,464)

Effect of exchange rate differences on cash and cash equivalents	(1,594)	(1,914)

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(37,921)	19,515
Cash and cash equivalents short-term bank deposits at beginning of the period	92,248	72,733

Cash and cash equivalents and short-term bank deposits at end of the period	$54,327	$92,248

Non - cash investing:
Purchase of fixed assets with credit from suppliers	6,992	6,438

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2014	2013	2014	2013

Reconciliation of Net Income to Adjusted EBITDA:
Net income	$20,588	$17,017	$80,256	$64,353
Finance expenses (income), net	(908)	416	1,048	1,314
Taxes on income	3,310	2,340	13,738	10,336
Depreciation and amortization	4,436	3,894	17,176	14,994
Excess cost of acquired inventory (a)	-	15	231	188
Share-based compensation expense (b)	700	534	2,642	2,514
Inventory - change of estimate (c)	-	-	-	(3,458)
Follow-on offering expenses (d)	-	-	657	1,470
Provision for employees fringe benefits (e)	-	-	939	-
Settlement with the tax authorities (f)	-	-	(134)	-
Adjusted EBITDA (Non-GAAP)	$28,126	$24,216	$116,553	$91,711

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)
In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(d)
In 2013, consists of direct expenses related to a follow-on offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital. In 2014, consists of direct expenses related to a follow-on offering that closed in June 2014.

(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007

Caesarstone Sdot-Yam Ltd. and its subsidiaries (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2014	2013	2014	2013

Reconciliation of net income attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income attributable to controlling interest	$20,415	$17,005	$78,436	$63,344
Excess cost of acquired inventory (a)	-	15	231	188
Share-based compensation expense (b)	700	534	2,642	2,514
Inventory - change of estimate (c)	-	-	-	(3,458)
Follow-on offering expenses (d)	-	-	657	1,470
Provision for employees fringe benefits (e)	-	-	939	-
Settlement with the tax authorities (f)	-	-	(134)	-
Tax adjustment (g)	-	-	342	-
Total adjustments	700	549	4,677	714
Less tax on non-tax adjustments (h)	95	75	618	99
Total adjustments after tax	605	474	4,059	615

Adjusted net income attributable to controlling interest (Non-GAAP)	$21,020	$17,479	$82,495	$63,959
Adjusted diluted EPS (i)	$0.59	$0.49	$2.33	$1.82

(a)
Consists of charges to cost of goods sold for the difference between the higher carrying cost of the inventory of two of the Company's subsidiaries- Caesarstone USA's inventory at the time of its acquisition and inventory that was purchased from its distributor and Caesarstone Australia Pty Limited's inventory that was  purchased from its distributor, and the standard cost of the Company's inventory which adversely impacts the Company's gross margins until such inventory is sold. The majority of the inventory acquired from Caesarstone USA was sold in 2011, and the majority of the inventory acquired from the Australian distributor was sold in 2012.

(b)
In 2013, share-based compensation consists of expenses related to the stock options granted to employees of the Company. In 2014, share-based compensation consists primarily of expenses related to the stock options granted to employees of the Company, as well as expenses related to share-based rights granted during the period.

(c)	Relates to a change in estimate for the value of inventory following the implementation of the Company's new ERP system in April 2013.
(d)
In 2013, consists of direct expenses related to a follow on-offering that closed in April 2013, including a bonus paid by the Company' former shareholder, Tene, to certain of its employees that under US GAAP the Company is required to expense against paid-in capital. In 2014, consists of direct expenses related to a follow on offering that closed in June 2014.

(e)	Relates to an adjustment of provision for taxable employee fringe benefits as a result of a settlement with the Israel Tax Authority and with the National Insurance Intitute of Israel.
(f)	Relates to a refund of Israeli value added tax (VAT) associated with a bad debt from 2007
(g)	Tax adjustment as a result of tax settlement with the Israeli tax authorities.
(h)	The tax adjustments for the three and Twelve months ended December 31, 2014 and 2013 were based on the effective tax rate (excluding adjustments to the tax line item) for these periods, respectively.
(i)	In calculating adjusted diluted (non-GAAP) EPS, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

Caesarstone Sdot-Yam Ltd. and its subsidiaries
Geographic breakdown of revenues by region (Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2014	2013	2014	2013

USA	$49,599	$34,659	$185,583	$123,399
Australia	27,985	24,315	107,539	89,894
Canada	13,843	12,058	57,898	49,214
Israel	8,874	10,546	41,286	42,024
Europe	4,980	6,622	23,109	22,973
Rest of World	8,359	8,613	31,987	29,050
	$113,640	$96,813	$447,402	$356,554